                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 2)

                 China Technology Development Group Corporation
               (formerly known as Tramford International Limited)
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   G89935-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Mr. Ngan Kwan
                        Bank of China (Hong Kong) Limited
         (the successor corporation to Bank of China, Hong Kong Branch)
                               Bank of China Tower
                                No. 1 Garden Road
                                    Hong Kong
                                 (852) 2846-2662
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

                               Page 1 of 10 Pages

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   1      NAME OF REPORTING PERSON                                            Bank of China (Hong Kong) Limited, the
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)         successor corporation to Bank of China,
                                                                              Hong Kong Branch

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP (SEE                                                  (a) [ ]
          INSTRUCTIONS)                                                                                           (b) [ ]

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                          OO
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                            [ ]
          ITEMS 2(d) OR 2(e)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION                                   Hong Kong Special Administrative Region

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        NUMBER OF           7    SOLE VOTING POWER                                                                     0
         SHARES
      BENEFICIALLY        -----------------------------------------------------------------------------------------------
          OWNED             8    SHARED VOTING POWER                                                                   0
         BY EACH
        REPORTING         -----------------------------------------------------------------------------------------------
         PERSON             9    SOLE DISPOSITIVE POWER                                                                0
          WITH
                          -----------------------------------------------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER                                                              0

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*                                                0
                                                                                                  Shares of Common Stock
          * This is the final amendment to this Schedule 13D and an exit filing for Bank of China (Hong Kong) Limited
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   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                           [ ]
          (SEE INSTRUCTIONS)
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE                                                     0%
          INSTRUCTIONS)
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   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                                 BK
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                               Page 2 of 10 Pages

         This Amendment No. 2 amends and supplements Items 2, 5 and 7 of the
Statement on Schedule 13D, as amended, of Bank of China, Hong Kong Branch (the
"Branch"), a corporation formed under the laws of the People's Republic of
China, which has been succeeded by Bank of China (Hong Kong) Limited (such successor corporation, the "Bank"), with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock") of China Technology Development
Group Corporation, formerly known as Tramford International Limited (the
"Issuer"), a corporation organized under the laws of the British Virgin Islands.
This is the final amendment to this Schedule 13D and an exit filing for the
Bank.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c) As previously reported, in the past the Branch acquired beneficial ownership of 3,523,306 shares of Common Stock of the Issuer as security for extending a $2,500,000 loan (the "Loan") to Beijing Holdings
Limited ("Beijing Holdings"), a Hong Kong limited company. As part of that transaction, Beijing Holdings had pledged 2,548,730 shares of Common Stock to the Bank, and CMEC Ceramics Holdings Limited ("CMEC"), a British Virgin Islands
company and a subsidiary of Beijing Holdings, had pledged 974,576 shares of
Common Stock to the Bank, in each case as security for the Loan. On January 13,
2005, each of these pledges was released and discharged such that the Bank no longer had beneficial ownership of any shares of Common Stock of the Issuer, as further detailed in Item 5 hereof.

         Pursuant to Bank of China (Hong Kong) Limited (Merger) Ordinance (Cap.
1167), the Bank became the successor corporation to the Branch effective October
1, 2001.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As stated in Item 2 above, which is incorporated by reference herein, on January 13, 2005, the Bank, as the successor corporation to the
Branch, entered into (1) the Deed of Release in favor of Beijing Holdings relating to a Deed of Charge over Securities dated March 20, 2000 between such parties, and (2) the Deed of Release in favor of CMEC relating to a Deed of
Charge over Securities dated December 13, 2000 between such parties, pursuant to which the Bank released and discharged to Beijing Holdings and CMEC, as the case may be, all of the shares of Common Stock of the Issuer previously pledged to the Bank. Therefore, the Bank is no longer the beneficial owner of any shares of the Common Stock of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         1. Deed of Release of a Deed of Charge over Securities dated March 20,
2000 by the Bank in favor of Beijing Holdings.

         2. Deed of Release of a Deed of Charge over Securities dated December
13, 2000 by the Bank in favor of CMEC.

                               Page 3 of 10 Pages

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Bank of China (Hong Kong) Limited

                                                 June 23, 2006
                                        -------------------------------------
                                                     Date

                                             /s/ Wong Pik Sin
                                        -------------------------------------
                                                   Signature

                                         Ms. Wong Pik Sin/Senior Section Head
                                        -------------------------------------
                                                   Name/Title

                                             /s/ Hung Yuen Yu
                                        -------------------------------------
                                                   Signature

                                             Ms. Hung Yuen Yu/Loans Manager
                                        -------------------------------------
                                                    Name/Title

                               Page 4 of 10 Pages

                                                                       Exhibit 1

                          Dated     13 January     2005
                          -----------------------------

                        BANK OF CHINA (HONG KONG) LIMITED
                          (the successor corporation to
                        Bank of China, Hong Kong Branch)

                                - in favour of -

                            BEIJING HOLDINGS LIMITED
                                   as Chargor

               ---------------------------------------------------

                                 DEED OF RELEASE
                                      of a
               Deed of Charge over Securities dated 20 March 2000

               ---------------------------------------------------

                                BAKER & McKENZIE
                           14th Floor, Hutchison House
                                    Hong Kong

                               Page 5 of 10 Pages

THIS DEED OF RELEASE is made on the 13th day of January 2005

BY:

BANK OF CHINA (HONG KONG) LIMITED (the successor corporation to Bank of China,
Hong Kong Branch) whose registered office is situate at 14th Floor, Bank of
China Tower, No. 1 Garden Road, Hong Kong (the "BANK")

IN FAVOUR OF

BEIJING HOLDINGS LIMITED, a company incorporated under the laws of Hong Kong and having its registered office at Unit A, 14th Floor, Lippo Leighton Tower, 103
Leighton Road, Causeway Bay, Hong Kong (the "CHARGOR").

WHEREAS:

(A)      By a deed of charge over securities dated 20 March 2000 (the "DEED OF
         CHARGE OVER SECURITIES") made by (1) the Chargor in favour of (2) Bank of China, Hong Kong Branch, the Chargor charged to Bank of China, Hong
         Kong Branch by way of first fixed charge the Securities (as defined in the Deed of Charge over Securities).

(B)      Pursuant to Bank of China (Hong Kong) Limited (Merger) Ordinance (Cap,
         1167), the Bank became the successor corporation to Bank of China, Hong
         Kong Branch as from the 1 October 2001.

(C)      The Chargor has requested and the Bank has agreed to enter into this
         Deed.

NOW THIS DEED WITNESSES THAT the Bank hereby:

(1)      RELEASES AND DISCHARGES the Chargor from all its present and future liabilities and obligations owing to the Bank under the Deed of Charge over Securities; and

(2)      RELEASES AND/OR DISCHARGES AND/OR REASSIGNS unto the Chargor the
         Securities and any other subject matter as expressed to be mortgaged, charged, assigned and/or released by the Chargor to the Bank under the
         Deed of Charge over Securities to hold the same henceforth unto the
         Chargor absolutely and unconditionally freed and discharged of and from the Deed of Charge over Securities.

                               Page 6 of 10 Pages

IN WITNESS WHEREOF this Deed has been executed by the Bank and is intended to be and is hereby delivered on the day and year first above written.

SIGNED, SEALED AND DELIVERED                         )
as a Deed by and in the name of                      )
BANK OF CHINA (HONG KONG) LIMITED                    )
by its attorney                                      )
/s/ Wong Muk Po                                      )
in the presence of                                   )
/s/ Hung Yuen Yu                                     )

                               Page 7 of 10 Pages

                                                                       Exhibit 2

                         Dated     13 January     2005
                         -----------------------------

                        BANK OF CHINA (HONG KONG) LIMITED
                          (the successor corporation to
                        Bank of China, Hong Kong Branch)

                                - in favour of -

                         CMEC CERAMICS HOLDINGS LIMITED
                                   as Chargor

              -----------------------------------------------------

                                 DEED OF RELEASE
                                      of a
              Deed of Charge over Securities dated 13 December 2000

              -----------------------------------------------------

                                BAKER & McKENZIE
                           14th Floor, Hutchison House
                                    Hong Kong

                               Page 8 of 10 Pages

THIS DEED OF RELEASE is made on the 13th day of January 2005

BY:

BANK OF CHINA (HONG KONG) LIMITED (the successor corporation to Bank of China,
Hong Kong Branch) whose registered office is situate at 14th Floor, Bank of
China Tower, No. 1 Garden Road, Hong Kong (the "BANK")

IN FAVOUR OF

CMEC CERAMICS HOLDINGS LIMITED, a company incorporated under the laws of the
British Virgin Islands (the "CHARGOR").

WHEREAS:

(A)      By a deed of charge over securities dated 13 December 2000 (the "DEED
         OF CHARGE OVER SECURITIES") made by (1) the Chargor in favour of (2)
         Bank of China, Hong Kong Branch, the Chargor charged to Bank of China,
         Hong Kong Branch by way of first fixed charge the Securities (as defined in the Deed of Charge over Securities).

(B)      Pursuant to Bank of China (Hong Kong) Limited (Merger) Ordinance (Cap.
         1167), the Bank became the successor corporation to Bank of China, Hong
         Kong Branch as from the 1 October 2001.

(C)      The Chargor has requested and the Bank has agreed to enter into this
         Deed.

NOW THIS DEED WITNESSES THAT the Bank hereby:

(1)      RELEASES AND DISCHARGES the Chargor from all its present and future liabilities and obligations owing to the Bank under the Deed of Charge over Securities; and

(2)      RELEASES AND/OR DISCHARGES AND/OR REASSIGNS unto the Chargor the
         Securities and any other subject matter as expressed to be mortgaged, charged, assigned and/or released by the Chargor to the Bank under the
         Deed of Charge over Securities to hold the same henceforth unto the
         Chargor absolutely and unconditionally freed and discharged of and from the Deed of Charge over Securities.

                               Page 9 of 10 Pages

IN WITNESS WHEREOF this Deed has been executed by the Bank and is intended to be and is hereby delivered on the day and year first above written.

SIGNED, SEALED AND DELIVERED                         )
as a Deed by and in the name of                      )
BANK OF CHINA (HONG KONG) LIMITED                    )
by its attorney                                      )
/s/ Wong Muk Po                                      )
in the presence of                                   )
/s/ Hung Yuen Yu                                     )

                               Page 10 of 10 Pages